PUBLIC

21004706

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SECURITIE... N
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **JUNE 30, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PLACE TRADE FINANCIAL, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6501 NEW MARKET WAY
(No. and Street)

RALEIGH	**NC**	**27615**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SARAH PLACE **919-719-7200**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **SARAH PLACE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **PLACE TRADE FINANCIAL, INC.**, as of **JUNE 30, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Felicia Forbes
NOTARY PUBLIC
Wake County, NC
My Commission Expires July 16, 2022

Signature

PRESIDENT
Title

Public Notary 10-8-2020

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Place Trade Financial, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Period January 1, 2019 - June 30, 2020

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Place Trade Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Place Trade Financial, Inc. as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Place Trade Financial, Inc. as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Place Trade Financial, Inc.'s management. Our responsibility is to express an opinion on Place Trade Financial, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Place Trade Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Place Trade Financial, Inc.'s auditor since 2020.

Maitland, Florida

October 8, 2020

Place Trade Financial, Inc.

Financial Statements: Statement of Financial Condition

As of June 30, 2020

ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo	
Wells Fargo Checking	$ 564
Wells Fargo High Yield Savings	41,009
Wells Fargo Savings	269
Total Wells Fargo	41,843
Total Checking/Savings	41,843
Accounts Receivable	
Commissions Rec	1,389
Total Accounts Receivable	1,389
Other Current Assets	
CRD Deposits	5,183
Interactive Brokers Cash	50,291
Interactive Brokers Clearing	1
Total Other Current Assets	55,475
Total Current Assets	98,707
TOTAL ASSETS	**98,707**
LIABILITIES & STOCKHOLDERS' EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	21,920
Total Accounts Payable	21,920
Total Current Liabilities	21,920
Total Liabilities	21,920
Equity	
Additional Paid In Capital	152,642
Common Stock, 400 Issued & Outstanding	1,000
Retained Earnings	(89,022)
Net Income	12,167
Total Stockholders' Equity	76,787
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 98,707**

The accompanying notes are an integral part of these financial statements.

Place Trade Financial, Inc.
Notes to Financial Statements
For the Period January 1, 2019 - June 30, 2020

NOTE A – SUMMARY OF ACCOUNTING POLICIES
Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization
Place Trade Financial, Inc., (the "Company"), is a full service, discount brokerage firm, incorporated on December 31, 2002, based on Raleigh, North Carolina with offices in Raleigh, North Carolina. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's securities accounts nor does it perform custodial functions related to customer securities.

Description of Business
The Company, located in Raleigh, NC, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA and the SIPC. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer through which all transactions for its customers are cleared on a fully-disclosed basis. The Company facilitates the purchase and sale of securities, earns interest rebates on customer accounts and provides a trading platform for independent investors as well as registered representatives.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt
The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the pe rformance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Commission revenues are recorded by the Company when the services are rendered. 12-B fee revenue is recorded on the completion of the applicable transaction. Client margin interest rebate income, which is the net interest earned on margin balances held in customer accounts, and other income are recognized monthly on an as earned basis, which is when the Company believes its' performance obligations have been satisfied.

Income Taxes

The Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements. It is the Company's policy to recognize any interest and penalties in the provision for taxes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another - dealer on a fully disclosed basis. The client is exempt under 15c3-3(k)(2)(ii). Name of clearing firm is Interactive Brokers, LLC.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

CHANGE OF FISCAL YEAR END

During this period, the Company has changed its fiscal year end from December 31 to June 30 and is providing audited financial statements for the eighteen month period ending June 30, 2020.

SUBSEQUENT EVENTS

Based upon this review, the Company has determined that there were no events through the date that the financial statements were available to be issued.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – LEASES

The Company leases its office space on a month-to- month basis with a non-related party. The total rent expense for the eighteen month period ended June 30, 2020 was $4,053. This agreement provides basic services including voice messaging, conference and visitor office use. The Company has elected not to apply the recognition requirements of Topic 842 relating to its month to month office lease and instead has elected to recognize the lease costs on a straight line basis over the lease term.

NOTE G – RELATED PARTY TRANSACTIONS

Certain expenses of the Company are paid for by and reimbursed to the shareholder. At June 30, 2020, there are no amounts due to the shareholder by the Company.